UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2026

Commission file number: 001-36578

ENLIVEX LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On May 15, 2026, Enlivex Ltd., a company organized under the laws of the State of Israel (“Enlivex”), issued a press release announcing that it has received a notice (the “Notice”) from the Nasdaq Capital Market LLC, stating that the closing price of the Company’s ordinary shares during the 30 consecutive business days prior to the date of the Notice did not meet the $1.00 minimum bid price requirement in accordance with Nasdaq Listing Rule 5550(a)(2). A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Report on Form 6-K (including the exhibit hereto), is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-252926, File No. 333-286956, File No. 333-292417, File No. 333-294284 and File No. 333-295215), filed with the SEC.

Exhibit No.

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: May 15, 2026

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